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CUSIP No. 685932105          SCHEDULE 13D                           Page 1 of 31
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                          OREGON TRAIL FINANCIAL CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   685932105
                                 (CUSIP Number)

                              Mr. Joseph Stilwell
                            26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800

                                with a copy to:
                           Spencer L. Schneider, Esq.
                               145 Hudson Street
                            New York, New York 10013
                                 (212) 431-7151
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 17, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 685932105          SCHEDULE 13D                           Page 2 of 31
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         1.       Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).

                  Stilwell Value Partners II, L.P.
--------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a) [X]
                  (b) [ ]
--------------------------------------------------------------------------------
         3.       SEC Use Only

                  ..............................................................
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization:

                  Delaware
--------------------------------------------------------------------------------
Number of         7.       Sole Voting Power:               0
Shares         -----------------------------------------------------------------
Beneficially      8.       Shared Voting Power:       295,000
Owned by       -----------------------------------------------------------------
Each              9.       Sole Dispositive Power:          0
Reporting      -----------------------------------------------------------------
Person With       10.      Shared Dispositive Power:  295,000
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:  295,000
--------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11): 8.8%

--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)

                  PN
--------------------------------------------------------------------------------


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CUSIP No. 685932105          SCHEDULE 13D                           Page 3 of 31
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         1.       Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).

                  Stilwell Associates, L.P.

--------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a) [X]
                  (b) [ ]
--------------------------------------------------------------------------------
         3.       SEC Use Only

                  ..............................................................
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization:

                  Delaware
--------------------------------------------------------------------------------
Number of         7.       Sole Voting Power:               0
Shares         -----------------------------------------------------------------
Beneficially      8.       Shared Voting Power:       295,000
Owned by       -----------------------------------------------------------------
Each              9.       Sole Dispositive Power:          0
Reporting      -----------------------------------------------------------------
Person With       10.      Shared Dispositive Power:  295,000
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:  295,000
--------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11): 8.8%

--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)

                  PN
--------------------------------------------------------------------------------


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CUSIP No. 685932105          SCHEDULE 13D                           Page 4 of 31
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--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  Stilwell Value LLC

--------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a) [X]
                  (b) [ ]
--------------------------------------------------------------------------------
         3.       SEC Use Only

                  ..............................................................
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization:

                  Delaware
--------------------------------------------------------------------------------
Number of         7.       Sole Voting Power:               0
Shares         -----------------------------------------------------------------
Beneficially      8.       Shared Voting Power:       295,000
Owned by       -----------------------------------------------------------------
Each              9.       Sole Dispositive Power:          0
Reporting      -----------------------------------------------------------------
Person With       10.      Shared Dispositive Power:  295,000
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:  295,000
--------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11): 8.8%

--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)

                  OO
--------------------------------------------------------------------------------


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CUSIP No. 685932105          SCHEDULE 13D                           Page 5 of 31
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--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  Joseph Stilwell

--------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a) [X]
                  (b) [ ]
--------------------------------------------------------------------------------
         3.       SEC Use Only

                  ..............................................................
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions) PF, OO

--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization:

                  United States
--------------------------------------------------------------------------------
Number of         7.       Sole Voting Power:               0
Shares         -----------------------------------------------------------------
Beneficially      8.       Shared Voting Power:       295,000
Owned by       -----------------------------------------------------------------
Each              9.       Sole Dispositive Power:          0
Reporting      -----------------------------------------------------------------
Person With       10.      Shared Dispositive Power:  295,000
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:  295,000
--------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11): 8.8%

--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)

                  IN
--------------------------------------------------------------------------------


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CUSIP No. 685932105          SCHEDULE 13D                           Page 6 of 31
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Item 1.   Security and Issuer

         This is Amendment No. 11 to the Schedule 13D filed on November 17, 2000 ("Original 13D"), and to Amendment No. 1 to the Schedule 13D filed on December 15, 2000 ("Amendment No. 1 to Original 13D"), and to Amendment No. 2 to the
Schedule 13D filed on January 9, 2001 ("Amendment No. 2 to Original 13D"), and to Amendment No. 3 to the Schedule 13D filed on February 1, 2001 ("Amendment No. 3 to Original 13D"), and to Amendment No. 4 to the Schedule 13D filed on February 16, 2001 ("Amendment No. 4 to Original 13D"), and to Amendment No. 5 to the Schedule 13D filed on March 23, 2001 ("Amendment No. 5 to Original 13D"), and to Amendment No. 6 to the Schedule 13D filed on May 8, 2001 ("Amendment No. 6 to Original 13D"), and to Amendment No. 7 to the Schedule 13D filed on May 22, 2001 ("Amendment No. 7 to Original 13D"), and to Amendment No. 8 to the Schedule 13D filed on May 29, 2001 ("Amendment No. 8 to Original 13D"), and to Amendment No. 9 to the Schedule 13D filed on July 5, 2001 ("Amendment No. 9 to Original 13D"), and to Amendment No. 10 to the Schedule 13D filed on July 31, 2001 ("Amendment No. 10 to Original 13D"), by joint filers Stilwell Value Partners II, L.P., a Delaware limited partnership ("Stilwell Value Partners II"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners II and Stilwell Associates, and Joseph Stilwell, managing and sole member of Stilwell Value LLC. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

         This Schedule 13D relates to the common stock ("Common Stock") of Oregon Trail Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 2055 First Street, Baker City, Oregon 97814. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

         (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners II and Stilwell Associates, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners II and Stilwell Associates.

         The business address of the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

         The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners II and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners II and Stilwell Associates.

         (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


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CUSIP No. 685932105          SCHEDULE 13D                           Page 7 of 31
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         (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Stilwell is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

         The source and amount of funds expended by members of the Group to acquire the Common Stock held was previously reported in the Original 13D, in Amendment No. 1 to the Original 13D, in Amendment No. 6 to the Original 13D, and in Amendment No. 10 to the Original 13D.

Item 4.   Purpose of Transaction

         The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group expects to continue to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Issuer. The members of the Group do not believe the value of the Issuer's assets are adequately reflected in the current market price of the Issuer's Common Stock

         Members of the Group are filing this Amendment No. 11 to the Original 13D to report, as further discussed below, that: (a) on August 17, 2001, Stilwell Associates served its notice of intent to nominate either or both of Kevin Padrick, Esq., or Neil Bryant, Esq., to the Issuer's Board of Directors at the 2001 annual shareholders meeting; (b) on August 15, 2001, in response to Stilwell Associates' motion to dismiss, the Issuer and Edward Elms stipulated to withdraw with prejudice their causes of action for defamation against the Group;
(c) on August 14, 2001, Charles Rouse moved for summary judgment to dismiss the lawsuit filed against him by Stilwell Associates; and (d) on August 16, 2001, the Group filed its definitive proxy statement.

         Members of the Group believe that the Issuer can increase shareholder value, within a reasonable period of time, by, among other things: (a) repurchasing its shares; (b) issuing special dividends; (c) liquidating various assets; and/or (d) selling the Issuer. Members of the Group also believe that the Issuer should retain an investment banking firm to advise it. Further, members of the Group believe that institutions such as the Issuer should have major shareholders sitting on their Board of Directors. Finally, members of the Group are strongly opposed to the Issuer expanding in new market areas because the Issuer is unable to firmly address its poor return on equity.


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CUSIP No. 685932105          SCHEDULE 13D                           Page 8 of 31
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         Members of the Group reserve the right to communicate and discuss their views with other shareholders. On December 26, 2000, Stilwell Associates served a written demand upon the Issuer, pursuant to Oregon law, demanding that the Issuer produce: (a) its "record of shareholders," (b) copies of any minutes and records of meetings and actions of its board of directors, committees and shareholders, and any financial and accounting records, relating to Issuer's plans and goals with respect to increasing shareholder value, and (c) other enumerated records required to be maintained by corporations under Oregon law.
(A copy of the December 26, 2000, letter is attached hereto as Exhibit 2.) The Issuer failed to make available all the requested documents within the statutorily imposed deadline. Consequently, on January 5, 2001, Stilwell Associates commenced a lawsuit against Issuer in the Circuit Court of the State of Oregon for the County of Baker requesting that the Court issue an alternative writ of mandamus commanding Issuer to either turn over the requested documents or to appear before the Court to show cause why it has not turned over the documents. The suit also seeks, pursuant to Oregon law, all of Stilwell Associates' attorneys' fees and costs incurred in seeking the requested documents. On January 8, 2001, Circuit Judge Gregory L. Baxter issued an order allowing an alternative writ of mandamus, scheduling the show cause hearing for January 12, 2001. A copy of Stilwell Associates' petition requesting an alternative writ of mandamus is attached as Exhibit 3. The show cause hearing was adjourned because the Judge who was appointed to preside at the hearing recused himself. On January 16, 2001, the Issuer made a partial production of materials requested by the Group; however, the Group believes that the materials withheld (i.e., the Cede and NOBO lists, to the extent the Issuer or its agents possess them, as well as excerpts from minutes of Board of Director meetings relating to maximizing shareholder value) should have been and must be turned over. On January 24, 2001, Mr. Stilwell wrote to the President of Issuer, Mr. Berniel L. Maughan, expressing his displeasure with the Issuer's: (a) resistance to the production of rightfully requested materials; and (b) issuance of what
Mr. Stilwell believed to be a misleading press release which did not disclose that the production was only partial. (A copy of this letter is attached hereto as Exhibit 4.) The Group was led to believe by the Issuer that it did not possess either the Cede or NOBO lists but it agreed that it would produce them upon receiving them. The Group had therefore adjourned the show cause hearing without date in contemplation of entering into a written settlement agreement. However, the Issuer decided to place unreasonable preconditions upon the production of the lists and to the other materials it withholds from the Group. The show cause hearing was held on May 5, 2001, before Judge Baxter who reserved the matter for a ruling.

         The Issuer agreed to meet with members of the Group at the Issuer's headquarters to discuss the Issuer's business plans and goals for return on equity. This meeting was held on January 25, 2001. In the course of this meeting, members of the Group proposed to the Issuer that it invite two nominees of the Group to sit on the Issuer's Board of Directors through the 2002 annual meeting of stockholders. The Group represented that if the Issuer accepted its proposal the Group would enter into a limited standstill agreement with the Issuer. Issuer's representatives informed the Group that some of the members of the Issuer's Board of Directors were out of the country and that the earliest date that the Board of Directors would consider the proposal was February 12, 2001. The Group made no assurance it would be able to arrive at an agreement with the Issuer with regard to this proposal. The Group reserved all of its rights as a shareholder and in the pending litigation referred to above.

         On February 14, 2001, the Issuer informed the Group that it had rejected the Group's proposal to place its two nominees to sit on the Issuer's Board of Directors. In rejecting the proposal, the Issuer acknowledged that the Group intends to nominate an alternate slate of directors for the 2001 annual meeting of stockholders, but suggested that it would not be in the Group's "interest" to wage a proxy fight in light of the "costs". However, the Group believes it has no choice but to seek Board representation because of management's refusal to maximize shareholder value and its inability to attract and retain officers who are capable of operating the Company and earning a reasonable return. The Group retained D.F. King & Co. as its proxy solicitor. D.F. King & Co. is comprised of former members of MalCon Proxy Advisors, Inc. and Beacon Hills Partners, Inc.


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CUSIP No. 685932105          SCHEDULE 13D                           Page 9 of 31
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         On February 16, 2001, the Group filed a lawsuit against Charles Henry
Rouse, a director of the Issuer. (A copy of the complaint is attached hereto as Exhibit 5.) The lawsuit seeks a judgment to remove Mr. Rouse from the Issuer's Board of Directors because Mr. Rouse violated the Issuer's residency requirement when he moved his primary residence away from the Issuer's market area. The lawsuit also seeks the maximum fine against Mr. Rouse under the Oregon Code for violation of the applicable statute. Discovery of Mr. Rouse and the Issuer's Board of Directors has been noticed and has proceeded. On February 16, 2001, the Issuer filed a Form 10-Q attaching its residency requirement which was retroactively amended by the Board to try to prevent Mr. Rouse from losing his Board seat and his unvested stock options and grants. Mr. Rouse filed an answer to the complaint. On July 26, 2001, the court denied Rouse's motion to compel the production of portions of the Group's attorney's file. (The Issuer had issued a press release reporting the making of the aforesaid motion but it did not report the denial of the motion.) On August 14, 2001, Rouse filed a motion for summary judgment to dismiss the action. Stilwell Associates believes the motion is without merit and intends to oppose it. The Group continues to reserve the right to proceed against other directors for breaches of their fiduciary duties with respect to this and other events.

         On May 8, 2001, Stilwell Associates sent a letter to the Issuer demanding that the Issuer remove Edward H. Elms from the Board on the grounds that he gave false deposition testimony in the Rouse lawsuit. (A copy of the letter is attached as Exhibit 6 hereto.) Stilwell Associates' letter states that if the Issuer does not demand the resignation of Mr. Elms or commence an action to remove him by May 18, 2001, Stilwell Associates will commence a derivative action to remove Mr. Elms. The Issuer failed to abide by the demand within the specified deadline. Therefore, a derivative action was filed on May 22, 2001 by Stilwell Associates in the U.S. District Court for the District of Oregon seeking to remove Mr. Elms. (A copy of the Complaint is attached as Exhibit 7 hereto.) Additionally, Stilwell Associates seeks to recover its reasonable attorney fees from Mr. Elms on the grounds that the action is a derivative one that will benefit the Issuer. In addition, the Group intends to demand that the Issuer seek reimbursement from Mr. Rouse (and all other officers and directors found to have engaged in improper conduct) for the costs of their legal defense.

         On May 29, 2001, the Issuer and Mr. Elms filed their answer, defenses, affirmative defenses, counterclaims and third-party complaint against the Group. The Issuer and Mr. Elms denied the material allegations of the complaint. Additionally, four counterclaims and third-party claims were asserted against the Group. Two of the counterclaims and third-party claims allege that the May 8, 2001 Schedule 13D and demand letter attached thereto contained defamatory statements against Elms and the Issuer. The Issuer and Mr. Elms maintain that Mr. Elms did not commit perjury and that the May 8, 2001 Schedule 13D and demand letter attached thereto is false and misleading. The other two counterclaims and third-party claims charge the Group with filing an incomplete, inaccurate and misleading Schedule 13D because the Group's May 8, 2001 Schedule 13D attached the demand letter which the Issuer and Mr. Elms claim is defamatory. The prayer for relief seeks unspecified damages and an order requiring the Group to make a corrective amendment to its Schedule 13D and enjoining the Group from purchasing additional stock, exercising voting rights, soliciting proxies, and acting as a group to exercise control over the Issuer. The Group believes that the allegations contained in the counterclaims and third-party claims are without merit. On June 26, 2001, the Company noticed a motion to dismiss the derivative action alleging that the complaint fails to state a cause of action. On July 9, 2001, Stilwell Associates moved to supplement its complaint in order to refer to the fact that on May 25, 2001, after the original complaint was filed, the Issuer sent Stilwell Associates a written rejection of the May 8th demand letter. (A copy of the proposed Supplemental Complaint is annexed as Exhibit 8.) Also on July 9, 2001, Stilwell Associates filed its opposition papers to the Issuer's motion to dismiss. On July 17, 2001, Foster Pepper agreed to withdraw from simultaneously representing Elms and the Issuer, and new counsel appeared for Elms. On July 30, 2001, Stilwell Associates filed a motion to dismiss the third-party claims and counterclaims for defamation and Section 13(d) violations alleging that the statements concerning Elms are true, absolutely privileged and do not constitute Section 13(d) violations. On August 15, 2001, in response to the motion to dismiss, the Issuer and Elms stipulated to withdraw with prejudice their causes of action for defamation. The Issuer and Elms filed opposition papers to Stilwell Associates' motion to dismiss the Section 13(d) causes of action. The pending motions are scheduled to be heard by the court on August 23, 2001.


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CUSIP No. 685932105          SCHEDULE 13D                          Page 10 of 31
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         On June 30, 2001, Judge Baxter, in the Baker County shareholder list litigation, granted the Issuer's motion to dismiss the proceeding for improper service and awarded the Issuer attorney fees. Judge Baxter stated, however, that because he was dismissing the action he would not rule on the merits but "is prepared to rule" if the issues are "properly presented before the court once more", in a new proceeding. Therefore, on July 5, 2001, Stilwell Associates commenced a new proceeding seeking the Cede list and NOBO list. (The Petition is substantially identical to the Petition attached as Exhibit 3.) The Issuer stipulated to accept service of process and the parties stipulated that the record from the previous proceeding may be utilized by the Court in the second proceeding. On July 27, 2001, Judge Baxter issued an order requiring the Issuer to turn over to Stilwell Associates the Issuer's Cede list and its NOBO list (if the Issuer possesses the latter), and finding it "fair and equitable" to award Stilwell Associates its attorney fees and costs incurred in this case.

         On August 17, 2001, Stilwell Associates served its notice of intent to nominate either or both of Kevin Padrick, Esq., or Neil Bryant, Esq., to the Board of the Issuer at the 2001 annual shareholders meeting. (A copy of the notice of intent to nominate is attached as Exhibit 9.) On August 16, 2001, the Group filed its definitive proxy statement.

         In the future members of the Group may, without limitation: (a) communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board; (b) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (c) seek representation on the Issuer's Board; and/or (d) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action. Moreover, the Group reserves the right to demand that the Issuer turn over any board of director meeting minutes and records relating to: (a) compensation granted by the Issuer to directors, including, without limitation, payments made by the Issuer to directors for their tax liability on their stock options; and/or (b) any adjustments made by the directors to the strike price on their stock options. Finally the Group reserves the right to contact institutions, and/or agents of institutions, that may have an interest in acquiring the Issuer.


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CUSIP No. 685932105          SCHEDULE 13D                          Page 11 of 31
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         On May 1, 2000, certain members of the Group (the "Stilwell SPN Group")
filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

         On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

         On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intent to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. Thereafter, the Stilwell CFIC Group announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation for cash estimated at $15.00 per share. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, has announced that it will not seek representation on the Board or solicit proxies for use at the annual meeting.

         On February 23, 2001, certain members of the Group ("Stilwell MONT Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believes the value of Montgomery's assets exceeds its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery's management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. In a Form 10Q filing dated May 14, 2001, Montgomery disclosed that its Board had amended its bylaws to require that directors or nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery's subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and (d) own 100 shares of Montgomery's stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. (In documents produced by Montgomery to members of the Stilwell MONT Group, it was revealed that eleven days after the filing of the Stilwell MONT Group's Original 13D, Montgomery's Board held a Special Meeting at which it adopted the foregoing amendment.) On June 5, 2001, Montgomery announced that it had hired an investment banking firm, to "help evaluate available alternatives to improve financial performance and maximize shareholder value. . . . [including] a potential acquisition or merger." On June 13, 2001, the Group noticed its intention to nominate two persons to Montgomery's board at the 2001 annual meeting. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp ("Union") providing for the merger of Montgomery into Union.

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CUSIP No. 685932105          SCHEDULE 13D                          Page 12 of 31
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         On June 14, 2001, certain members of the Group (the "Stilwell HCBB
Group") filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. ("HCBB"). In its Schedule 13D, the Stilwell HCBB Group stated that it acquired the stock of HCBB investment purposes and that it believes the value of HCBB's assets exceeds its current market price. Additionally, the Stilwell HCBB Group stated that it expects to actively assert shareholder rights with the intent to influence the policies of HCBB. Members of the Stilwell HCBB Group believe, from available public information regarding HCBB, that in order to maximize shareholder value within a reasonable period of time, HCBB should engage in substantial stock repurchases of its shares and sell the Issuer to another institution.

         Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 3,344,545, reported as the number of outstanding shares as of July 31, 2001, on a Form 10-Q dated August 14, 2001. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Stilwell Value Partners II

     (a)  Aggregate number of shares beneficially owned: 295,000
          Percentage: 8.8%


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CUSIP No. 685932105          SCHEDULE 13D                          Page 13 of 31
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     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 295,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 295,000

     (c) Since the filing of Amendment No.6 to the Original 13D, Stilwell Value Partners II has not made any purchases or sales of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners II, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners II. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II with regard to those shares of Common Stock.

(B)  Stilwell Associates

     (a)  Aggregate number of shares beneficially owned: 295,000
          Percentage: 8.8%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 295,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 295,000

     (c) Since the filing of Amendment No. 6 to the Original 13D, Stilwell Associates has not made any purchases or sales of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)  Stilwell Value LLC

     (a)  Aggregate number of shares beneficially owned: 295,000
          Percentage: 8.8%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 295,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 295,000

     (c)  Stilwell Value LLC has made no purchases of Common Stock.


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CUSIP No. 685932105          SCHEDULE 13D                          Page 14 of 31
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     (d)  Because he is the managing and sole member of Stilwell Value LLC, Mr.
          Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners
          II and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners
          II and Stilwell Associates.

(D)  Mr. Joseph Stilwell

     (a)  Aggregate number of shares beneficially owned: 295,000
          Percentage: 8.8%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 295,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 295,000

     (c)  No purchases since Amendment No. 10 to Original 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

         See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.    Material to be filed as Exhibits

     Exhibit No.      Description
     -----------      -----------
         1            Joint Filing Agreement*
         2            Letter Dated December 26, 2000 From Stilwell Associates to
                      The Issuer**
         3            Petition for Alternative Writ of Mandamus, dated January
                      5, 2001**
         4            Letter Dated January 24, 2001 From Stilwell Associates to
                      The Issuer***
         5            Complaint dated February 16, 2001****
         6            Letter Dated May 8, 2001 From Stilwell Associates to The
                      Issuer*****
         7            Complaint Dated May 21, 2001+
         8            Proposed Supplemental Complaint++
         9            Notice of Intention to Nominate dated August 17, 2001
----------
*        Previously filed on November 17, 2000
**       Previously filed on January 9, 2001
***      Previously filed on February 1, 2001
****     Previously filed on March 23, 2001
*****    Previously filed on May 8, 2001
+        Previously filed on May 22, 2001
++       Previously filed on July 31, 2001


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CUSIP No. 685932105          SCHEDULE 13D                          Page 15 of 31
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                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 21, 2001
                                             STILWELL VALUE PARTNERS II, L.P.

                                             /s/ Joseph Stilwell
                                             -----------------------------------
                                             By: STILWELL VALUE LLC
                                                 General Partner

                                             /s/ Joseph Stilwell
                                             -----------------------------------
                                             By: Joseph Stilwell
                                                 Managing and Sole Member


                                             STILWELL ASSOCIATES, L.P.

                                             /s/ Joseph Stilwell
                                             -----------------------------------
                                             By: STILWELL VALUE LLC
                                                 General Partner

                                             /s/ Joseph Stilwell
                                             -----------------------------------
                                             By: Joseph Stilwell
                                                 Managing and Sole Member


                                             STILWELL VALUE LLC

                                             /s/ Joseph Stilwell
                                             -----------------------------------
                                             By: Joseph Stilwell
                                                 Managing and Sole Member


                                             JOSEPH STILWELL

                                             /s/ Joseph Stilwell
                                             -----------------------------------
                                             Joseph Stilwell


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CUSIP No. 685932105          SCHEDULE 13D                          Page 16 of 31
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                                   EXHIBIT 9
             Notice of Intention to Nominate dated August 17, 2001


                            STILWELL ASSOCIATES, L.P.
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800

                                             August  17, 2001

By Federal Express and U.S. First Class Mail
--------------------------------------------
Oregon Trail Financial Corp.
2055 First Street
Baker City, Oregon 97814

Attention: Corporate Secretary

                          Notice of Intent to Nominate
                          ----------------------------

Dear Corporate Secretary:

         This letter constitutes a notice of intent by Stilwell Associates, L.P. ("Stilwell Associates") to nominate up to two persons for election as director of Oregon Trail Financial Corp. (the "Corporation") at the 2001 Annual Meeting of Shareholders of the Corporation (the "Annual Meeting"). This notice is being provided to you pursuant to Article XI of the Corporation's Articles of Incorporation. As of the date hereof, Stilwell Associates beneficially owns 295,000 shares of common stock, par value $.01 per share (the "Common Stock"), of the Corporation, as set forth in a Schedule 13D, as amended, filed by Stilwell Associates and certain other persons regarding ownership of the Common Stock (the "13D"). Stilwell Associates' address, as it appears on the Corporation's books, is 26 Broadway, 23rd Floor, New York, New York 10004.

         Stilwell Associates hereby notifies the Corporation pursuant to Article XI of the Corporation's Articles of Incorporation that it intends to nominate either or both of Neil R. Bryant or Kevin D. Padrick (each, a "Nominee" and together, the "Nominees") for election to the Board of Directors of the Corporation at the 2001 Annual Meeting of Shareholders of the Corporation. As required by Article XI, also enclosed is the written consent of the each Nominee to be named in Stilwell Associates' proxy statement and to serve as a director of the Corporation if elected. Each Nominees' primary residence is located in a county that is contiguous to a county in which Pioneer Bank, a federal savings bank, occupies a branch office or other office. (See attached Certifications of Residency.)

         Set forth below is certain information required by Article XI of the Corporation's Articles of Incorporation. The information contained herein responds fully to all of the requirements of Article XI. In certain instances in which a disclosure item is not applicable or no disclosure is required to be made pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no response has been provided below.


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CUSIP No. 685932105          SCHEDULE 13D                          Page 17 of 31
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         The following information is based upon information provided by Messrs.
Bryant and Padrick, which they have certified as being correct:

A.   Name, Age, Business Address and Residence Address

         Name                Age     Business Address        Residence Address
         ----                ---     ----------------        -----------------
         Neil R. Bryant      53      40 N.W. Greenwood       2072 Glassow Drive
                                     Bend, OR 97709          Bend, OR 97701

         Kevin D. Padrick    45      12 River Road           12 River Road
                                     Sunriver, OR 97709      Sunriver, OR 97701

B.   Principal Occupation or Employment at Present and For Past Five Years

         Neil R. Bryant : From 1973 through the present, Mr. Bryant has been practicing law at Bryant, Lovlien, & Jarvis, a law firm at which he is a partner. The firm is located at 40 N.W. Greenwood, Bend, OR 97701. From 1992 to 2000, Mr. Bryant was an Oregon State Senator where, at various times, he chaired the Judiciary Committee, served as an Assistant Majority Leader and as the Whip. Bryant, Lovlien, & Jarvis is not a parent, subsidiary or other affiliate of the Corporation.

         Kevin D. Padrick: From 1994 through the present, Mr. Padrick, an attorney, has been engaged as a consultant for businesses in need of an individual with a background in both business and law. His business address is 12 River Road, Sunriver, OR 97709, and the name of his business is K2 Enterprises, LLC., of which he is a principal. K2 Enterprises, LLC is engaged in the business of consulting.

         In September 1998, Mr. Padrick was hired as a consultant by Southern Pacific Funding Corporation ("Southern Pacific") to evaluate strategic options available to the company with respect to its indebtedness. Prior to Southern Pacific's filing on October 1, 1998 of a Chapter 11 petition under the Federal bankruptcy laws, Mr. Padrick was hired by the company as an executive officer. He served as an Executive Vice President and later as President of Southern Pacific through July 1999. Southern Pacific's principal business was mortgage financing.

         As a consultant, Mr. Padrick's assignments have included being retained by Goldman Sachs to assist in a residual interest loan purchase involving $5 billion in mortgage loans, structuring the sale of a distributor of pet products, providing consulting services to start-up companies, and providing advisory services to Riverbend Limited Partnership on the Old Mill District reclamation project. Riverbend Limited Partnership's principal business is real estate development.

         None of the corporations or organizations that have employed Mr. Padrick is a parent, subsidiary or other affiliate of the Corporation.


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CUSIP No. 685932105          SCHEDULE 13D                          Page 18 of 31
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C.   Shares Owned Either Beneficially or Of Record

         Except as described in Item D below, during the past two years, neither Nominee has beneficially, or of record, owned any shares of Common Stock.

D.   Interest of Certain Persons in Matters to be Acted Upon

         Neither Nominee is, or has been, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, except as set forth hereinafter or in any Schedule 13D and amendments filed by Stilwell Associates. Stilwell Associates and each of the Nominees are parties to identical and separate agreements whereby, among other things, each Nominee has agreed to be nominated to the Board of Directors of the Corporation, and Stilwell Associates has agreed to grant each Nominee options to purchase 20,000 shares of Common Stock, at a purchase price of $14.05 per share, which will vest in two portions of 10,000 each: (a) on the date after the Annual Meeting, provided that prior to such date either (i) the Nominees' name has been publicly disclosed by the Group as a nominee or potential nominee for the Board of Directors or (ii) the Group has sent the Corporation a notice of nomination in accordance with the provisions of the Corporation's By-laws and (b) on the date the Nominee is seated on the Board of Directors. Alternatively, all of the Nominees' options will vest if he is seated on the Board of Directors by invitation of the Corporation and Stilwell Value Partners II consents in writing to such invitation. Upon vesting, the options will be exercisable in whole or in part at any time within the 18 months following the Annual Meeting, unless, among other things, the Nominee withdraws from election for or resigns or is removed from the Board of Directors. In addition, Stilwell Value Partners II has agreed to reimburse each Nominee for his expenses incurred in connection with his nomination to the Board of Directors and indemnify and hold the Nominees harmless for all damages and claims which may arise in connection with being nominated to the Board of Directors. Copies of these agreements are annexed hereto as Exhibit A.

          Except as otherwise set forth herein, neither Nominee, nor any of his associates, has any arrangement or understanding with any person with respect to any future employment with the Corporation or its affiliates or with respect to any future transactions to which the Corporation or any of its affiliates will or may be a party.

E. Other information that is required to be disclosed in a solicitation of proxies for the election of directors, or is otherwise required, pursuant to Regulation 14A under the Exchange Act.

         1.   Directorships of Other Publicly Owned Companies

              Neither Nominee is currently a director of any corporation, partnership or other entity that has a class of equity securities registered under the Exchange Act, subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.



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CUSIP No. 685932105          SCHEDULE 13D                          Page 19 of 31
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         2.   Material Proceedings Adverse to the Corporation
              Except as described in Stilwell Associates' Schedule 13D's and Proxy Statement, there are no material proceedings to which either Nominee, or any of his associates, is a party adverse to the Corporation or any of its subsidiaries. In addition, neither Nominee, nor any of their respective associates, has a material interest adverse to the Corporation or any of its subsidiaries.

         3.   Positions or Offices with the Corporation
              Neither of the Nominees is an officer of the Corporation.

         4.   Transactions in Stock of the Corporation
              Neither Nominee has had any transactions in the Common Stock of the Corporation.

         5.   Arrangements or Understandings with Other Persons
              As described above, Stilwell Associates and each of the Nominees are parties to identical and separate agreements whereby, among other things, each Nominee has agreed to be nominated to the Board of Directors of the Corporation, and Stilwell Associates has agreed to grant each Nominee options to purchase 20,000 shares of Common Stock, at a purchase price of $14.05 per share, which will vest in two portions of 10,000 each: (a) on the date after the Annual Meeting, provided that prior to such date either (i) the Nominees' name has been publicly disclosed by the Group as a nominee or potential nominee for the Board of Directors or (ii) the Group has sent the Corporation a notice of nomination in accordance with the provisions of the Corporation's By-laws and (b) on the date the Nominee is seated on the Board of Directors. Alternatively, all of the Nominees' options will vest if he is seated on the Board of Directors by invitation of the Corporation and Stilwell Value Partners II consents in writing to such invitation. Upon vesting, the options will be exercisable in whole or in part at any time within the 18 months following the Annual Meeting, unless, among other things, the Nominee withdraws from election for or resigns or is removed from the Board of Directors. In addition, Stilwell Value Partners II has agreed to reimburse each Nominee for his expenses incurred in connection with his nomination to the Board of Directors and indemnify and hold the Nominees harmless for all damages and claims which may arise in connection with being nominated to the Board of Directors. Copies of these agreements are annexed hereto as Exhibit A.

              Neither Nominee has any other arrangement or understanding with any other person pursuant to which he was or is to be selected as a director or nominee for election as a director of the Corporation.

         6.   Absence of any Family Relationships
              Neither Nominee has any family relationship with any director or officer of the Corporation. In addition, there is no family relationship between the Nominees.

         7.   Absence of Involvement in Certain Legal Proceedings
              There are no matters with respect to either Nominee required to be disclosed under Item 401(f) of Regulation S-K.



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CUSIP No. 685932105          SCHEDULE 13D                          Page 20 of 31
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         8.   Absence of Certain Transactions
              There are no matters with respect to either Nominee required to be disclosed under Items 404(a), 404(b) or 404(c) of Regulation S-K.

         9.   Section 16 Compliance
              Neither Nominee is currently required to file reports under
Section 16 of the Exchange Act with respect to the Common Stock.

                                         Sincerely,

                                         STILWELL ASSOCIATES, L.P.
                                         /s/ Joseph Stilwell
                                         Sole and Managing Member of
                                         Stilwell Value LLC, General Partner of
                                         Stilwell Associates, L.P.

                           CONSENT OF PROPOSED NOMINEE

              I, Neil R. Bryant, hereby consent to be named in the proxy statement of Stilwell Associates, L.P. or Stilwell Value Group II, L.P. and its affiliates to be used in connection with its solicitation of proxies from the shareholders of Oregon Trail Financial Corp. for use in voting at the 2001 Annual Meeting of Stockholders of Oregon Trail Financial Corp., and I hereby consent and agree to serve as a director of Oregon Trail Financial Corp. if elected at such Annual Meeting.
                                         /s/
                                         Neil R. Bryant

                           CONSENT OF PROPOSED NOMINEE

              I, Kevin D. Padrick, hereby consent to be named in the proxy statement of Stilwell Associates, L.P. or Stilwell Value Group II, L.P. and its affiliates to be used in connection with its solicitation of proxies from the shareholders of Oregon Trail Financial Corp. for use in voting at the 2001 Annual Meeting of Stockholders of Oregon Trail Financial Corp., and I hereby consent and agree to serve as a director of Oregon Trail Financial Corp. if elected at such Annual Meeting.
                                         /s/
                                         Kevin D. Padrick

                           CERTIFICATION OF RESIDENCY

         I, Neil R. Bryant, hereby certify that I reside in Deschutes County in the State of Oregon.
                                         /s/
                                         Neil R. Bryant

                           CERTIFICATION OF RESIDENCY

         I, Kevin D. Padrick, hereby certify that I reside in Deschutes County in the State of Oregon.
                                         /s/
                                         Kevin D. Padrick



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CUSIP No. 685932105          SCHEDULE 13D                          Page 21 of 31
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                        EXHIBIT A TO NOTICE OF NOMINATION
                            AGREEMENTS WITH NOMINEES

                                NOMINEE AGREEMENT
                  This Nominee Agreement is made this 17th day of May, 2001 among Stilwell Value Partners II, L.P. and Stilwell Associates, L.P. (collectively referred to as "Stilwell Group"), having their offices at 26 Broadway, 23rd Floor, New York, New York 10014, and Neil R. Bryant, residing at 2072 Glassow Drive, Bend Oregon 97701 ("Nominee").
                  WHEREAS, the Stilwell Group is the beneficial owner of 290,800 shares of common stock of Oregon Trail Financial Corp. ("OTFC") and may solicit proxies in order to nominate as many directors as permitted under the law to OTFC's Board of Directors at the 2001 annual shareholders meeting, such nomination being in opposition to OTFC's management's slate of nominees;
                  WHEREAS, the bylaws of OTFC provide in pertinent part that, "To be eligible for nomination and election to the Board of Directors or for continued service on the Board of Directors, a nominee's or member's primary residence shall be located in a county in which Pioneer Bank, a Federal Savings Bank, occupies a branch office or other office, or in a county contiguous thereto. Should a director fail to satisfy the continuing service requirement, the director shall be deemed to have submitted his or her resignation which shall become effective upon adoption of a resolution acknowledging such ineligibility by the Board of Directors.";
                  WHEREAS Nominee's primary residence is located in a county in which the Savings Bank occupies a branch office or other office, or a county contiguous thereto ("Qualified County") and Nominee agrees to be nominated for and sit on the Board of Directors of OTFC if elected at the 2001 annual shareholder's meeting for a term to last three years;
                  NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
                  1. Nominee hereby agrees to have his name placed in nomination by the Stilwell Group to sit as a director of OTFC, and for that purpose, understands and agrees that the Stilwell Group may solicit proxies from shareholders to enable the Stilwell Group to nominate Nominee. Simultaneous with the execution of this Agreement, Nominee shall deliver his written consent to be named in a Stilwell Group proxy statement and to serve as a director of OTFC if elected, a copy of which is attached hereto as Exhibit A.
                  2. Nominee shall not move his primary residence from a Qualified County nor commit any act which would otherwise make him ineligible to sit as a director, but in case of a breach of this provision in no case shall Nominee be liable for damages beyond the loss of options granted hereunder. Nominee has executed and delivered to the Stilwell Group a Director Questionnaire and hereby certifies that the contents thereof are true.
                  3. In consideration thereof, Stilwell Value Partners I, L.P. hereby grants Nominee an option to purchase up to twenty thousand (20,000) shares of OTFC common stock on the terms set forth in the option annexed hereto as Exhibit B. The exercise price shall equal the closing price on the day this Agreement is executed.
                  4. The Stilwell Group shall reimburse all of Nominee's actual expenses incurred in connection with nomination process, including telephone, postage, and travel, however, it being understood that should Nominee be elected as a director, he shall request that OTFC reimburse his expenses for attending meetings.

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CUSIP No. 685932105          SCHEDULE 13D                          Page 22 of 31
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                  5. The Stilwell Group hereby indemnifies and holds the Nominee harmless for all damages and expenses incurred in connection with agreeing to have his name placed in nomination and to have proxies solicited in order to elect him to the Board of Directors of OTFC. Nominee shall give the Stilwell Group notice of the occurrence of an event requiring indemnification no later than 20 days after nominee has knowledge of such an event. The Stilwell Group retains the sole right to select and retain counsel for Nominee. This indemnification shall not apply to any claims or damages arising out of Nominee being a member of the Board of Directors of OTFC.
                  6. Nominee understands that this Agreement may be publicly disclosed by the Stilwell Group.

                                        /s/ Joseph Stilwell on behalf of the
                                            Stilwell Group

                                        /s/ Neil R. Bryant

                             STOCK OPTION AGREEMENT

                  THIS STOCK OPTION AGREEMENT (the "Agreement") is made and entered into as of May 17, 2001, by and between Stilwell Value Partners II, L.P., a Delaware limited partnership with offices at 26 Broadway, 23rd floor, New York, New York 10004 ("SVP"), and Neil R. Bryant, residing at residing at 2072 Glassow Drive, Bend Oregon 97701 (the "Optionee").
         WHEREAS, SVP owns approximately 189,000 shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Oregon Trail Financial Corporation, an Oregon corporation ("OTFC"); and
         WHEREAS, SVP and certain other parties, acting as a group (the "Stilwell Group"), have filed with the Securities and Exchange Commission a
Schedule 13D, and amendments thereto, reporting that it intends to solicit proxies for a person or persons nominated by SVP and its affiliates for election to the Board of Directors of OTFC (the "Board"); and
         WHEREAS, Optionee has consented to his nomination by the Stilwell Group to the Board and has concurrently with the execution of this Stock Option Agreement entered into a Nominee Agreement with the Stilwell Group (the "Nominee Agreement"); and
         WHEREAS, in consideration of the agreements of Optionee in the Nominee Agreement to stand for election to the Board and to serve if elected, SVP considers it desirable and in its best interests that the Optionee be granted the option to purchase up to an aggregate of Twenty Thousand (20,000) shares of the Common Stock owned by SVP (the "Option Shares"), upon the terms and conditions set forth in this Agreement.
         NOW, THEREFORE, for good and valuable consideration, the adequacy of which is hereby acknowledged, and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:
         1. Grant of Option. SVP hereby grants to the Optionee the right and option (the "Option") to purchase all or any part of the Option Shares on the terms and conditions set forth herein. The Option shall vest and become exercisable as set forth in Section 4.
         2. Purchase Price. The purchase price per share of the Option Shares covered by the Option shall be equal to $14.05 per Option Share (subject to adjustment as provided in Section 6 below) (the "Purchase Price").
         3. Certain Defined Terms. As used in this Option Agreement, the following terms shall have the following meanings:
                  (a) Closing Sale Price shall mean on any particular date the closing sale price per share of Common Stock on such date on the NASDAQ National Market, or if there is no such price on such date, then the closing sale price on the NASDAQ National Market on the date nearest preceding such date.

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CUSIP No. 685932105          SCHEDULE 13D                          Page 23 of 31
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                  (b) Expiration Date shall mean the date which is eighteen
         months after the First Vesting Date, or such earlier date on which this Option may terminate in accordance with Section 4 or Section 6, or such other date as the parties mutually agree in writing.
                  (c) First Vesting Date shall mean the day after the 2001
         Annual Meeting of OTFC's shareholders.
                  (d) Second Vesting Date shall mean the date on which the Optionee is seated on the Board.
                  (e) Threshold Event shall mean either of the following:
         (i) Optionee's name has been publicly disclosed by the Stilwell Group as a nominee or potential nominee for the Board or (ii) the Stilwell Group has sent to OTFC a notice in accordance with the advance notice provisions of the OTFC By-laws advising OTFC of the Stilwell Group's intention to place Optionee's name in nomination.
         4. Vesting and Exercisability of the Option. The Option shall vest and become exercisable as follows:
                  (a) the Option shall vest and become exercisable with respect to Ten Thousand (10,000) Option Shares (the "First Option") at the
         First Vesting Date, provided that prior to the First Vesting Date one or both of the Threshold Events shall have occurred, and thereafter shall be exercisable at any time or from time to time in whole or in part on or prior to the Expiration Date. If a Threshold Event does not occur prior to the First Vesting Date, then the First Option shall be terminated and shall not become exercisable.
                  (b) the Option shall vest and become exercisable with respect to the remaining Ten Thousand (10,000) Option Shares (the "Second Option") on the Second Vesting Date, and thereafter shall be exercisable at any time or from time to time in whole or in part prior to the Expiration Date.
         Alternatively, the First Option and the Second Option shall vest if:
         (a) the Optionee is seated on the Board by invitation of OTFC, and (b) SVP consents in writing to Optionee being invited to sit on the Board.
         5. Method of Exercising Option.
                  (a) The Optionee may exercise the Option in whole or in part (to the extent that it is exercisable in accordance with its terms) by giving written notice to SVP, specifying therein the number of Option Shares which the Optionee then elects to purchase or with respect to which the Option is being exercised, accompanied by payment of the full Purchase Price for the Option Shares being purchased. The notice of exercise, accompanied by such payment, shall be delivered to SVP at its principal business office. The date on which the notice is given to SVP is hereinafter referred to as the "Date of Exercise." In no event may the Option granted hereunder be exercised for a fraction of an Option Share.
                  (b) The Optionee may pay the Purchase Price in one of the following manners:
                  (i) Cash Exercise. The Optionee shall deliver the Purchase Price to SVP in cash or by certified check or bank check or wire transfer of immediately available funds. (ii) Cashless Exercise. The Optionee shall surrender this Option to SVP together with a notice of cashless exercise, in which event
                  SVP shall issue to the Optionee the number of Option Shares determined as follows:

                  X = (Y* (A-B))/A

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CUSIP No. 685932105          SCHEDULE 13D                          Page 24 of 31
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                  where:

                  X = the number of Option Shares to be issued to the Optionee;

                  Y = the number of Option Shares with respect to which this Option is being exercised;

                  A = the average of the Closing Sale Prices of the Common Stock for the five (5) trading days immediately prior to (but not including) the Date of Exercise.

                  B = the Purchase Price (as adjusted to the date of such calculation).

                  (c) As soon as practicable after receipt by SVP of a notice of exercise and of payment in full of the Purchase Price of all the Option Shares with respect to which the Option has been exercised, SVP shall transfer the Option Shares being purchased to the Optionee.
         6. Termination of Option. Except as otherwise stated herein, the Option, to the extent not theretofore exercised, shall terminate on the Expiration Date or, if earlier, upon the first of the occurrence of any of the following events, unless SVP otherwise elects in writing:
                  (a) In the event of Optionee's withdrawal from the election for the Board;
                  (b) In the event of Optionee becoming ineligible to be elected to the Board for any reason, including, but not limited to, his moving his residence out of a Qualified County, as that term is defined in the Nominee Agreement; or
                  (c) In the event of Optionee's resignation from the Board or removal from the Board.
         7. Adjustments. If prior to the exercise of any portion of the Option OTFC shall have effected one or more stock splits, reverse stock splits, stock dividends, stock combinations, reclassifications, recapitalizations or similar events, the number of Option Shares subject to this Option and the Purchase Price shall be equitably adjusted as determined by SVP in good faith. SVP shall give notice of each adjustment or readjustment of the Purchase Price or the number of Option Shares to the Optionee.
         8. Restrictions. The holder of this Option, by acceptance hereof, represents, warrants and covenants that this Option and the right to purchase the Option Shares is personal to the holder and shall not be transferred to any other person, other than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Optionee may, at any time and from time to time, transfer all or any part of his rights under this Option and the right to purchase the Option Shares in accordance with the terms of this Option Agreement to his spouse or children, or to a trust created by the Optionee for the benefit of the Optionee or his immediate family or to a corporation or other entity controlled by the Optionee and in which the Optionee or members of his immediate family beneficially own all of the economic interests.
         9. No Rights as Optionee. Nothing contained herein shall be construed to confer upon the Optionee any right to be nominated by the Stilwell Group to the Board or, if elected, to continue to serve on the Board.
         10. Withholding. In the event that the Optionee elects to exercise this Option or any part thereof, and if SVP shall be required to withhold any amounts by reason of any federal, state or local tax laws, rules or regulations in

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CUSIP No. 685932105          SCHEDULE 13D                          Page 25 of 31
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respect of the issuance of Option Shares to the Optionee pursuant to the Option,
SVP shall be entitled to deduct and withhold such amounts from any payments to be made to the Optionee. In any event, the Optionee shall make available to SVP promptly when requested by SVP sufficient funds to meet the requirements of such withholding; and SVP shall be entitled to take and authorize such steps as it may deem advisable in order to have such funds available to SVP out of any funds or property due or to become due to the Optionee. Notwithstanding the foregoing, the Optionee may request SVP not to withhold any or all of the amounts otherwise required to be withheld; provided that the Optionee provides SVP with sufficient documentation as may be required by federal, state or local tax laws, rules or regulations supporting his request that such amount is not required to be withheld, in which case SVP may, in its reasonable discretion, reduce such withholding amounts to the extent permitted by applicable laws, rules and regulations.
         11. Validity and Construction. This Option shall be governed by and construed and enforced in accordance with the laws of the State of New York.
         12. Amendment: This Agreement may be amended only in a writing signed on behalf of SVP and the Optionee.
         13. Notices. Any notice which either party hereto may be required or permitted to give to the other shall be in writing, and may be delivered personally or by mail, postage prepaid, or overnight courier, addressed as follows: if to SVP, at its office address set forth at the beginning of this Agreement, Attention: Mr. Joseph Stilwell, or at such other address as SVP by notice to the Optionee may designate in writing from time to time; and if to the Optionee, at his address set forth at the beginning of this Agreement, or at such other address as the Optionee by notice to SVP may designate in writing from time to time. Notices shall be effective upon receipt.
         14. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and to the extent not prohibited herein, their respective heirs, successor, assigns and representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto and as provided above, their respective heirs, successors, assigns and representatives any rights, remedies, obligations or liabilities.
         15. Reservation and Ownership of Option Shares. At all times during the period the Option is exercisable SVP shall own and make available for transfer on exercise of the Option a number of shares of Common Stock necessary to satisfy its obligations under the terms of this Option Agreement.
         IN WITNESS WHEREOF, the parties hereto have executed this Stock Option Agreement as of the date set forth above.

                                         STILWELL VALUE PARTNERS I, L.P.
                                         By: Stilwell Value LLC
                                         /s/ Joseph Stilwell
                                         Managing Member
ACCEPTED:
/s/
Neil R. Bryant

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CUSIP No. 685932105          SCHEDULE 13D                          Page 26 of 31
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                                NOMINEE AGREEMENT

                  This Nominee Agreement is made this 18th day of April, 2001 among Stilwell Value Partners II, L.P. and Stilwell Associates, L.P. (collectively referred to as "Stilwell Group"), having their offices at 26 Broadway, 23rd Floor, New York, New York 10014, and Kevin D. Padrick, residing at 15 Quelah, Sunriver, Oregon 97707 ("Nominee").
                  WHEREAS, the Stilwell Group is the beneficial owner of 284,000 shares of common stock of Oregon Trail Financial Corp. ("OTFC") and may solicit proxies in order to nominate as many directors as permitted under the law to OTFC's Board of Directors at the 2001 annual shareholders meeting, such nomination being in opposition to OTFC's management's slate of nominees;
                  WHEREAS, the bylaws of OTFC provide in pertinent part that, "To be eligible for nomination and election to the Board of Directors or for continued service on the Board of Directors, a nominee's or member's primary residence shall be located in a county in which Pioneer Bank, a Federal Savings Bank, occupies a branch office or other office, or in a county contiguous thereto. Should a director fail to satisfy the continuing service requirement, the director shall be deemed to have submitted his or her resignation which shall become effective upon adoption of a resolution acknowledging such ineligibility by the Board of Directors.";
                  WHEREAS Nominee's primary residence is located in a county in which the Savings Bank occupies a branch office or other office, or a county contiguous thereto ("Qualified County") and Nominee agrees to be nominated for and sit on the Board of Directors of OTFC if elected at the 2001 annual shareholder's meeting for a term to last three years;

                  NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
                  1. Nominee hereby agrees to have his name placed in nomination by the Stilwell Group to sit as a director of OTFC, and for that purpose, understands and agrees that the Stilwell Group may solicit proxies from shareholders to enable the Stilwell Group to nominate Nominee. Simultaneous with the execution of this Agreement, Nominee shall deliver his written consent to be named in a Stilwell Group proxy statement and to serve as a director of OTFC if elected, a copy of which is attached hereto as Exhibit A.
                  2. Nominee shall not move his primary residence from a Qualified County nor commit any act which would otherwise make him ineligible to sit as a director, but in case of a breach of this provision in no case shall Nominee be liable for damages beyond the loss of options granted hereunder. Nominee has executed and delivered to the Stilwell Group a Director Questionnaire and hereby certifies that the contents thereof are true.
                  3. In consideration thereof, Stilwell Value Partners I, L.P. hereby grants Nominee an option to purchase up to twenty thousand (20,000) shares of OTFC common stock on the terms set forth in the option annexed hereto as Exhibit B. The exercise price shall equal the closing price on the day this Agreement is executed.
                  4. The Stilwell Group shall reimburse all of Nominee's actual expenses incurred in connection with nomination process, including telephone, postage, and travel, however, it being understood that should Nominee be elected as a director, he shall request that OTFC reimburse his expenses for attending meetings.

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CUSIP No. 685932105          SCHEDULE 13D                          Page 27 of 31
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                  5. The Stilwell Group hereby indemnifies and holds the Nominee harmless for all damages and expenses incurred in connection with agreeing to have his name placed in nomination and to have proxies solicited in order to elect him to the Board of Directors of OTFC. Nominee shall give the Stilwell Group notice of the occurrence of an event requiring indemnification no later than 20 days after nominee has knowledge of such an event. The Stilwell Group retains the sole right to select and retain counsel for Nominee. This indemnification shall not apply to any claims or damages arising out of Nominee being a member of the Board of Directors of OTFC.
                  6. Nominee understands that this Agreement may be publicly disclosed by the Stilwell Group.

                                /s/
                                Joseph Stilwell on behalf of the Stilwell Group /s/
                                Kevin D. Padrick

                             STOCK OPTION AGREEMENT
         THIS STOCK OPTION AGREEMENT (the "Agreement") is made and entered into as of April 18, 2001, by and between Stilwell Value Partners II, L.P., a Delaware limited partnership with offices at 26 Broadway, 23rd floor, New York, New York 10004 ("SVP"), and Kevin D. Padrick, residing at 15 Quelah, Sunriver, Oregon 97707 (the "Optionee").
         WHEREAS, SVP owns approximately 189,000 shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Oregon Trail Financial Corporation, an Oregon corporation ("OTFC"); and
         WHEREAS, SVP and certain other parties, acting as a group (the "Stilwell Group"), have filed with the Securities and Exchange Commission a
Schedule 13D, and amendments thereto, reporting that it intends to solicit proxies for a person or persons nominated by SVP and its affiliates for election to the Board of Directors of OTFC (the "Board"); and
         WHEREAS, Optionee has consented to his nomination by the Stilwell Group to the Board and has concurrently with the execution of this Stock Option Agreement entered into a Nominee Agreement with the Stilwell Group (the "Nominee Agreement"); and
         WHEREAS, in consideration of the agreements of Optionee in the Nominee Agreement to stand for election to the Board and to serve if elected, SVP considers it desirable and in its best interests that the Optionee be granted the option to purchase up to an aggregate of Twenty Thousand (20,000) shares of the Common Stock owned by SVP (the "Option Shares"), upon the terms and conditions set forth in this Agreement.
         NOW, THEREFORE, for good and valuable consideration, the adequacy of which is hereby acknowledged, and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

         1. Grant of Option. SVP hereby grants to the Optionee the right and option (the "Option") to purchase all or any part of the Option Shares on the terms and conditions set forth herein. The Option shall vest and become exercisable as set forth in Section 4.

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CUSIP No. 685932105          SCHEDULE 13D                          Page 28 of 31
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         2. Purchase Price. The purchase price per share of the Option Shares covered by the Option shall be equal to $14.05 per Option Share (subject to adjustment as provided in Section 6 below) (the "Purchase Price").
         3. Certain Defined Terms. As used in this Option Agreement, the following terms shall have the following meanings:
                  (a) Closing Sale Price shall mean on any particular date the closing sale price per share of Common Stock on such date on the NASDAQ National Market, or if there is no such price on such date, then the closing sale price on the NASDAQ National Market on the date nearest preceding such date.
                  (b) Expiration Date shall mean the date which is eighteen months after the First Vesting Date, or such earlier date on which this Option may terminate in accordance with Section 4 or Section 6, or such other date as the parties mutually agree in writing.
                  (c) First Vesting Date shall mean the day after the 2001 Annual Meeting of OTFC's shareholders.
                  (d) Second Vesting Date shall mean the date on which the Optionee is seated on the Board.
                  (e) Threshold  Event shall mean either of the following:
         (i) Optionee's name has been publicly disclosed by the Stilwell Group as a nominee or potential nominee for the Board or (ii) the Stilwell Group has sent to OTFC a notice in accordance with the advance notice provisions of the OTFC By-laws advising OTFC of the Stilwell Group's intention to place Optionee's name in nomination.
         4. Vesting and Exercisability of the Option. The Option shall vest and become exercisable as follows:
                  (a) the Option shall vest and become exercisable with respect to Ten Thousand (10,000) Option Shares (the "First Option") at the
         First Vesting Date, provided that prior to the First Vesting Date one or both of the Threshold Events shall have occurred, and thereafter shall be exercisable at any time or from time to time in whole or in part on or prior to the Expiration Date. If a Threshold Event does not occur prior to the First Vesting Date, then the First Option shall be terminated and shall not become exercisable.
                  (b) the Option shall vest and become exercisable with respect to the remaining Ten Thousand (10,000) Option Shares (the "Second Option") on the Second Vesting Date, and thereafter shall be exercisable at any time or from time to time in whole or in part prior to the Expiration Date.

         Alternatively, the First Option and the Second Option shall vest if:
         (a) the Optionee is seated on the Board by invitation of OTFC, and (b) SVP consents in writing to Optionee being invited to sit on the Board.
         5.       Method of Exercising Option.
                  (a) The Optionee may exercise the Option in whole or in part (to the extent that it is exercisable in accordance with its terms) by giving written notice to SVP, specifying therein the number of Option Shares which the Optionee then elects to purchase or with respect to which the Option is being exercised, accompanied by payment of the full Purchase Price for the Option Shares being purchased. The notice of exercise, accompanied by such payment, shall be delivered to SVP at its principal business office. The date on which the notice is given to SVP is hereinafter referred to as the "Date of Exercise." In no event may the Option granted hereunder be exercised for a fraction of an Option Share.

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CUSIP No. 685932105          SCHEDULE 13D                          Page 29 of 31
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                  (b)  The Optionee may pay the Purchase Price in one of the
                  following manners:

                  (i) Cash Exercise. The Optionee shall deliver the Purchase Price to SVP in cash or by certified check or bank check or wire transfer of immediately available funds.

                  (ii) Cashless Exercise. The Optionee shall surrender this Option to SVP together with a notice of cashless exercise, in which event SVP shall issue to the Optionee the number of Option Shares determined as follows:

                  X = (Y* (A-B))/A

                  where:

                  X = the number of Option Shares to be issued to the Optionee;

                  Y = the number of Option Shares with respect to which this Option is being exercised;

                  A = the average of the Closing Sale Prices of the Common Stock for the five (5) trading days immediately prior to (but not including) the Date of Exercise.

                  B = the Purchase Price (as adjusted to the date of such calculation).

                  (c) As soon as practicable after receipt by SVP of a notice of exercise and of payment in full of the Purchase Price of all the Option Shares with respect to which the Option has been exercised, SVP shall transfer the Option Shares being purchased to the Optionee.
         6. Termination of Option. Except as otherwise stated herein, the Option, to the extent not theretofore exercised, shall terminate on the Expiration Date or, if earlier, upon the first of the occurrence of any of the following events, unless SVP otherwise elects in writing:
                  (a) In the event of Optionee's withdrawal from the election for the Board;
                  (b) In the event of Optionee becoming ineligible to be elected to the Board for any reason, including, but not limited to, his moving his residence out of a Qualified County, as that term is defined in the Nominee Agreement; or
                  (c) In the event of Optionee's resignation from the Board or removal from the Board.
         7. Adjustments. If prior to the exercise of any portion of the Option OTFC shall have effected one or more stock splits, reverse stock splits, stock dividends, stock combinations, reclassifications, recapitalizations or similar events, the number of Option Shares subject to this Option and the Purchase Price shall be equitably adjusted as determined by SVP in good faith. SVP shall give notice of each adjustment or readjustment of the Purchase Price or the number of Option Shares to the Optionee.
         8. Restrictions. The holder of this Option, by acceptance hereof, represents, warrants and covenants that this Option and the right to purchase the Option Shares is personal to the holder and shall not be transferred to any other person, other than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Optionee may, at any time and from time to time, transfer all or any part of his rights under this Option and the right to

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CUSIP No. 685932105          SCHEDULE 13D                          Page 30 of 31
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purchase the Option Shares in accordance with the terms of this Option Agreement to his spouse or children, or to a trust created by the Optionee for the benefit of the Optionee or his immediate family or to a corporation or other entity controlled by the Optionee and in which the Optionee or members of his immediate family beneficially own all of the economic interests.
         9. No Rights as Optionee. Nothing contained herein shall be construed to confer upon the Optionee any right to be nominated by the Stilwell Group to the Board or, if elected, to continue to serve on the Board.
         10. Withholding. In the event that the Optionee elects to exercise this Option or any part thereof, and if SVP shall be required to withhold any amounts by reason of any federal, state or local tax laws, rules or regulations in respect of the issuance of Option Shares to the Optionee pursuant to the Option, SVP shall be entitled to deduct and withhold such amounts from any payments to be made to the Optionee. In any event, the Optionee shall make available to SVP promptly when requested by SVP sufficient funds to meet the requirements of such withholding; and SVP shall be entitled to take and authorize such steps as it may deem advisable in order to have such funds available to SVP out of any funds or property due or to become due to the Optionee. Notwithstanding the foregoing, the Optionee may request SVP not to withhold any or all of the amounts otherwise required to be withheld; provided that the Optionee provides SVP with sufficient documentation as may be required by federal, state or local tax laws, rules or regulations supporting his request that such amount is not required to be withheld, in which case SVP may, in its reasonable discretion, reduce such withholding amounts to the extent permitted by applicable laws, rules and regulations.
         11. Validity and Construction. This Option shall be governed by and construed and enforced in accordance with the laws of the State of New York.
         12. Amendment: This Agreement may be amended only in a writing signed on behalf of SVP and the Optionee.
         13. Notices. Any notice which either party hereto may be required or permitted to give to the other shall be in writing, and may be delivered personally or by mail, postage prepaid, or overnight courier, addressed as follows: if to SVP, at its office address set forth at the beginning of this Agreement, Attention: Mr. Joseph Stilwell, or at such other address as SVP by notice to the Optionee may designate in writing from time to time; and if to the Optionee, at his address set forth at the beginning of this Agreement, or at such other address as the Optionee by notice to SVP may designate in writing from time to time. Notices shall be effective upon receipt.
         14. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and to the extent not prohibited herein, their respective heirs, successor, assigns and representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto and as provided above, their respective heirs, successors, assigns and representatives any rights, remedies, obligations or liabilities.
         15. Reservation and Ownership of Option Shares. At all times during the period the Option is exercisable SVP shall own and make available for transfer on exercise of the Option a number of shares of Common Stock necessary to satisfy its obligations under the terms of this Option Agreement.

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CUSIP No. 685932105          SCHEDULE 13D                          Page 31 of 31
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         IN WITNESS WHEREOF, the parties hereto have executed this Stock Option
Agreement as of the date set forth above.

                                       STILWELL VALUE PARTNERS I, L.P.
                                       By: Stilwell Value LLC
                                       /s/
                                            Joseph Stilwell
                                            Managing Member
ACCEPTED:
/s/
Kevin D. Padrick